 Exhibit 99.2
IFRS INR Press Release

Continued momentum in Digital drives 11.1% YTD growth

FY 20 revenue guidance increased to 10.0%-10.5%

Bengaluru, India – January 10, 2020

“Q3 results further underscore that we remain steadfast in our journey of sustained client relevance and deepening engagement with them, as they partner with us in navigating their next in the digital transformation era”, said Salil Parekh, CEO and MD. “For us, this has translated into double digit growth year-to-date, leading to an increase in revenue guidance, accompanied by expanding operating margins.”

•	Q3 20 revenues grew year-on-year by 7.9% in INR; 9.5% in constant currency
•	Q3 20 revenues grew sequentially by 2.0% in INR; 1.0% in constant currency
•	Q3 20 Digital revenues at $1,318 million (40.6% of total revenues), year-on-year growth of 40.8% and sequential growth of 6.8% in constant currency
•	Q3 20 operating margin at 21.9%, 20 bps improvement over Q2 20
•	Year-to-date revenues grew by 11.1% in constant currency
•	Year-to-date operating margins at 21.4%, within the margin guidance for the year
•	Increased FY 20 revenue guidance; revised guidance is 10.0%-10.5% in constant currency
•	Maintained FY 20 operating margin guidance range of 21%-23%

1.	Financial Highlights- Consolidated results under International Financial Reporting Standards (IFRS)

For the quarter ended December 31, 2019

Revenues were 23,092 crore, growth of 7.9% YoY and 2.0% QoQ

Operating profit was 5,064 crore, increase of 4.8% YoY and 3.1% QoQ. Operating margin was 21.9%.

Basic EPS was 10.51, increase of 26.6% YoY and 11.2% QoQ

For nine months ended December 31, 2019

Revenues were 67,524 crore, growth of 10.4% YoY

Operating profit was 14,447 crore, growth of 1.3% YoY. Operating margin was 21.4%.

Basic EPS was 28.79, growth of 10.4% YoY

“Overall performance during the quarter was satisfactory on multiple counts – broad-based growth, steady increase in client metrics and healthy large deal wins”, said Pravin Rao, COO. “Large deal wins continue to be robust with growth of 56% so far this year. We had a further reduction in attrition, demonstrating the results of our continued efforts towards strengthening employee engagement and value proposition.”

“Operating margins improved further during the quarter driven by relentless cost optimization and operating leverage”, said Nilanjan Roy, CFO. “Cash generation was extremely strong with cumulative free cash flow crossing $ 1.5 bn. Return on Equity increased further to 25.9% driven by margin expansion and increased shareholder payouts.”

2.	Update on Whistleblower Matters

The company has issued a separate press release announcing conclusion of the independent investigation into allegations contained in the anonymous whistleblower complaints disclosed earlier.

3.	Client wins & Testimonials

•	We were selected by Telenet, a Belgian telecommunication provider as its preferred IT partner to deliver several digital and data initiatives for the next five years. Telenet plans to leverage Infosys’ ecosystem to drive simplification of its existing landscape, build new digital and data capabilities, extract relevant insights from data and leverage existing talent more effectively.

•	We entered a strategic long-term partnership with Siemens Gamesa Renewable Energy (SGRE) to support its digital transformation journey. Infosys will provide end-to-end IT infrastructure transformation of SGRE, including hybrid cloud transformation, roll-out of a software defined network, set-up of an intelligent service desk and digital workplace services.

•	We were selected as the main supplier to deliver Volvo Cars’ digital transformation services for its Enterprise Digital Commercial Operations Applications and Products. As part of this engagement, Infosys will offer next generation application services leveraging its Global Delivery Model (GDM), agile delivery, automation and other service optimization levers to deliver effective service operations.

•	Infosys entered an agreement with the Australian Federal Government’s Services Australia to transform the entitlement calculation engine for the nation’s welfare system. The project will enable Services Australia to more quickly implement policy changes for the benefit of Australians without disrupting services and deliver operational cost savings. The Welfare Payment Infrastructure Transformation (WPIT) programme will replace a significant portion of Centrelink’s 30-year-old platform, modernizing the way Services Australia calculates entitlements for Australians needing government support.

•	Benjamin Kreider, Global Traceability Director, Mars Global Services, said, “At Mars, we are delighted to enter into a partnership with Infosys for our Digital Supply Chain initiative focused on improving the ongoing market traceability of all of our products, across all business segments, by using Infosys’ Traceability Solution for the Food, Beverage, and CPG Industry on their TradeEdge Market Connect Platform. The efficiency and agility of this platform make it strongly suited to meet the unique needs of our industry, across a variety of ERP and warehouse management systems in our factories and third party manufacturers who service our global markets.”

•	Christian Bornfeld, Chief Innovation & Technology Officer (Group COO) and Executive Board Member at ABN AMRO Bank, said, “At ABN AMRO Bank, we’re excited to be working with Infosys and accomplish our strategic goals and deliver this very key IT transformation in the coming years. Infosys’ strategic investment in Cloud, Digital and DevOps has helped create best in class solutions and we are confident that this partnership will help us transform our IT environment in a timely and cost-effective way.”

•	Jean-Luc Galzi, CIO, GEFCO, said: “We are pleased to begin our digital transformation journey with Infosys. Digital innovation in the supply chain sector is key and our new partnership will help strengthen GEFCO’s expertise and bring value to our customers.”

4.	Recognitions

•	Infosys was recognized as a 2020 Top Employer in Australia, Singapore and Japan
•	Our flagship global internship program, Infosys InStep, has been ranked number one in the Best Overall Internship category in 2020 Internship Rankings by Vault.com, a career intelligence organization
•	Recognized as a leader in Gartner Magic Quadrant for Application Testing Services, Worldwide
•	Ranked as a leader in IDC MarketScape: Asia/Pacific (Excluding Japan) Microsoft Dynamics 365 Implementation Services 2019 Vendor Assessment
•	Rated as a leader by ARC Advisory for Engineering Services by Global Service Providers in India Global Market 2018-2023
•	Recognized in HFS Top 10: IOT Service Providers 2019
•	Recognized in HFS Top 10: ServiceNow Services 2019
•	Recognized in HFS Top 10: Retail and CPG Services 2019
•	Recognized in HFS Top 10: Insurance Services Providers 2019
•	Recognized in HFS Top 10: Life Science Services 2019
•	Recognized in HFS Top 10: Industry 4.0 Services
•	Recognized as a leader in NelsonHall’s Agile & DevOps Services – NEAT Analysis
•	Recognized as a leader in Enterprise Blockchain Services PEAK Matrix™ Assessment 2020 by Everest Group
•	Recognized as a leader in Application and Digital Banking PEAK Matrix™ Vendor Assessment 2020 by Everest Group
•	Recognized as a leader in Healthcare Payer Digital Services PEAK Matrix™ 2020 by Everest Group
•	Recognized as a leader in Application and Digital Services Capital Markets Peak Matrix™ Vendor Assessment 2020 by Everest Group
•	Recognized as leader in Insurance Application and Digital Services Life Insurance Peak Matrix™ 2020 by Everest Group
•	Awarded the Excellent Partner Award by Mazda
•	Infosys Finacle won the Juniper Research Future Digital Awards in the category Banking Innovation for Best Banking Platform 2019
•	Infosys Finacle awarded the Banking Technology Awards for Best Use of Emerging or Innovative Technology
•	Infosys Finacle won the IBS Global FinTech Innovation Awards 2019 for Best Payments System implementation
•	Conferred with the 2019 Asia IP Elite award excellence in developing innovative Intellectual Property (IP) functions and creating IP value
•	Compass – The career enablement platform at Infosys won the international Association for Talent Development (ATD) Excellence in Practice Award
•	Awarded the IT Ratna of Karnataka for 2018-19 for outstanding performance in IT Exports and being the biggest exporter and employer in the state of Karnataka
•	Awarded the NASSCOM Corporate Award for Excellence (2019) for the Inclusion of Persons with Disability

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients to navigate their digital transformation, leveraging our teams from over 46 countries. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Mehak Chawla +91 80 4156 3998 Mehak.Chawla@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at:

(In crore except equity share data)

	December 31, 2019	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	17,288	19,568
Current investments	3,078	6,627
Trade receivables	18,055	14,827
Unbilled revenue	6,525	5,374
Prepayments and other current assets	5,851	5,723
Income tax assets	7	423
Derivative financial instruments	36	336
Total current assets	50,840	52,878
Non-current assets
Property, plant and equipment	13,538	13,356
Right-of-use assets(B4)	3,854	–
Goodwill	4,166	3,540
Intangible assets	1,321	691
Non-current investments	4,241	4,634
Deferred income tax assets	1,392	1,372
Income tax assets	5,276	6,320
Other non-current assets	1,821	1,947
Total non-current assets	35,609	31,860
Total assets	86,449	84,738
LIABILITIES AND EQUITY
Current liabilities
Trade payables	1,876	1,655
Lease liabilities(B4)	568	–
Derivative financial instruments	90	15
Current income tax liabilities	1,544	1,567
Client deposits	17	26
Unearned revenue	3,124	2,809
Employee benefit obligations	1,914	1,619
Provisions	603	576
Other current liabilities	10,267	10,371
Total current liabilities	20,003	18,638
Non-current liabilities
Lease liabilities(B4)	3,575	–
Deferred income tax liabilities	627	672
Employee benefit obligations	47	44
Other non-current liabilities	966	378
Total liabilities	25,218	19,732
Equity
Share capital- 5 par value 480,00,00,000 (480,00,00,000) equity shares authorized, issued and outstanding 423,97,66,436 (433,59,54,462) equity shares fully paid up, net of 1,87,81,564 (2,03,24,982) treasury shares as at December 31, 2019 (March 31, 2019)	2,121	2,170
Share premium	552	396
Retained earnings	53,449	58,848
Cash flow hedge reserve	(15)	21
Other reserves	3,806	2,570
Capital redemption reserve	111	61
Other components of equity	832	882
Total equity attributable to equity holders of the company	60,856	64,948
Non-controlling interests	375	58
Total equity	61,231	65,006
Total liabilities and equity	86,449	84,738

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the period:

(In crore except equity share and per equity share data)

	Three months ended December 31, 2019	Three months ended December 31, 2018	Nine months ended December 31, 2019	Nine months ended December 31, 2018
Revenues	23,092	21,400	67,524	61,137
Cost of sales	15,373	14,016	45,231	39,585
Gross profit	7,719	7,384	22,293	21,552
Operating expenses
Selling and marketing expenses	1,204	1,156	3,539	3,248
Administrative expenses	1,451	1,398	4,307	4,043
Total operating expenses	2,655	2,554	7,846	7,291
Operating profit	5,064	4,830	14,447	14,261
Other income, net(A3) (B2)	827	753	2,189	2,218
Finance cost(B4)	(42)	–	(125)	–
Reduction in the fair value of Disposal Group held for sale(A1)	–	–	–	(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from “Held for Sale” (A2)	–	(451)	–	(451)
Profit before income taxes	5,849	5,132	16,511	15,758
Income tax expense	1,383	1,522	4,207	4,426
Net profit	4,466	3,610	12,304	11,332
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	(120)	(23)	(159)	(19)
Equity instruments through other comprehensive income, net	(36)	57	(31)	69
	(156)	34	(190)	50
Items that will be reclassified subsequently to profit or loss:
Fair value changes on derivatives designated as cash flow hedge, net	(29)	56	(36)	36
Exchange differences on translation of foreign operations	151	(288)	141	133
Fair valuation of investments, net	(11)	37	7	(23)
	111	(195)	112	146
Total other comprehensive income/(loss), net of tax	(45)	(161)	(78)	196
Total comprehensive income	4,421	3,449	12,226	11,528
Profit attributable to:
Owners of the Company	4,457	3,609	12,273	11,330
Non-controlling interests	9	1	31	2
	4,466	3,610	12,304	11,332
Total comprehensive income attributable to:
Owners of the Company	4,406	3,448	12,187	11,526
Non-controlling interests	15	1	39	2
	4,421	3,449	12,226	11,528
Earnings per equity share
Basic ()	10.51	8.30	28.79	26.06
Diluted ()	10.50	8.29	28.74	26.03
Weighted average equity shares used in computing earnings per equity share
Basic	423,96,07,543	434,76,73,466	426,35,69,478	434,71,30,342
Diluted	424,57,16,437	435,27,31,387	427,05,09,294	435,27,05,150

NOTES:

A.	Notes pertaining to previous quarters / periods

1.	In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value amounting to 270 crore in respect of its subsidiary Panaya.
2.	In the quarter ended December 31, 2018, the Company had recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of its subsidiary Skava.
3.	Other income includes interest on income tax refunds amounting to 51 crore for the three and nine month ended Dec 31, 2018.

B.	Notes pertaining to the current quarter

1.	The audited interim condensed consolidated Balance sheet and Statement of Comprehensive Income for the three months and nine months ended December 31, 2019 have been taken on record at the Board meeting held on January 10, 2020.
2.	Other income includes interest on income tax refunds amounting to 242 crore for the three month ended Dec 31, 2019 and 251 crore for the nine month ended Dec 31, 2019.
3.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
4.	On account of adoption of IFRS 16- Leases effective April 1, 2019.